Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 4, 2008

Dear Bank of Lenawee Money Market Account customer:

Pending shareholder approval, Bank of Lenawee will become First Federal Bank at the close of business on March 14, 2008. You should have already received communication describing how your account will change and the new benefits that will be offered to you as a result of the transition.

Beginning March 17, 2008, one of those new benefits we will automatically provide you with is a special overdraft protection service called Overdraft Privilege for your new First Federal Bank Money Market account.

Of course we encourage you to manage your finances responsibly. However, as long as you maintain your account in good standing (defined as making regular deposits and bringing your account to a positive balance, including payment of all bank fees charged to your account, at least once every 30 days), Overdraft Privilege may:
• As a Money Market Account holder, provide you with a safety net up to $2,000, including non-sufficient funds (NSF) fees of $31.50 (per item) that may protect you if you overdraw your account.
• Save you the unnecessary embarrassment (and additional charges) associated with having a check returned to a merchant.

Overdraft Privilege is a non-contractual courtesy and requires no action on your part. You do not have to sign anything and there are no fees other than our standard NSF fee of $31.50 for each item overdrawn. We will notify you if an overdraft occurs. You should not consider or use Overdraft Privilege as a line of credit or as a regular source of funds. It is an account service for which you are charged our standard NSF fee of $31.50.

Your Overdraft Privilege limit may be available to you by writing a check or making a debit card or ATM transaction. This limit may be reflected in your balance provided by a teller or through OnLine Banking, but will not be reflected in your balance provided at the ATM or through Bank By Phone. Please read the policy on the second page of this letter, which will further clarify any questions you may have. In the event you would like to have this service removed from your account, please call our Customer Care Line at 877-367-8178 after March 17th. First Federal Bank also offers additional overdraft protection services. Please refer to the enclosed brochure or contact a customer service representative after March 17th for details.

Sincerely,

/s/ Jeffrey D. Vereecke
Jeffrey D. Vereecke
Northern Market President

601 Clinton Street • Defiance OH 43512
www.first-fed.com • Phone: 1-800-472-6292 or (419)782-5015
Member FDIC •Equal Housing Lender

Overdraft Privilege Customer Policy
An insufficient balance can result from several events, such as (1) the payment of checks, electronic funds transfers or other withdrawal requests; (2) payments authorized by you; (3) the return of unpaid items deposited by you; (4) bank service charges; or (5) the deposit of items which, according to the bank’s Funds Availability Policy, are treated as not yet available or finally paid. We are not obligated to pay any item presented for payment if your account does not contain sufficient funds. However, if you maintain your account in good standing by demonstrating responsible account management, such as by making regular deposits to bring your account to a positive balance at least once every thirty days, and by avoiding excessive overdrafts suggesting use of Overdraft Privilege as a continuing line of credit, and there are no legal orders, levies or liens against your account we may approve your overdrafts within your current available Overdraft Privilege limit as a non-contractual courtesy. In addition, based upon our review of your account management, if we determine you may be using Overdraft Privilege as a regular line of credit by creating excessive overdrafts, we may suspend the privilege without any further prior notice. In the normal course of business, we generally pay electronic transactions first and then checks beginning with the highest dollar amount, per the bank’s policy.

We reserve the right to change the order of payment without notice to you if we suspect fraud or possible illegal activity affecting your account. Also, please be aware that the order of item payment may create multiple overdrafts during a single banking day for which you will be charged our standard NSF fee of $31.50 for each overdraft (paid or returned). You may opt out of the privilege at any time, but you are responsible for any overdrawn balances at the time of opting out. Normally, we will not approve an overdraft for you in excess of the predetermined amount assigned to your account type. So as not to exceed your limit, please note that the amount of the overdraft plus the bank’s standard NSF fee of $31.50 (per item) will be deducted from the overdraft limit. First Federal Bank will only charge your account a total of five NSF fees per day. However, we will continue to provide coverage for overdrafts up to your overdraft privilege limit. We may refuse to pay an overdraft for you at any time even though we may have previously paid overdrafts for you. You will be notified by mail of any non-sufficient funds items paid or returned that you may have; however, we have no obligation to notify you before we pay or return any item. The amount of any overdraft plus our standard NSF fee of $31.50 that you owe us shall be due and payable upon demand. If there is an overdraft paid by us on an account with more than one owner on the signature card, each owner and agent, if applicable, drawing/presenting the item creating the overdraft, shall be jointly and severally liable for such overdraft plus our standard NSF fee of $31.50.

Overdraft Privilege should not be viewed as an encouragement to overdraw your account. As always, we encourage you to manage your finances responsibly. If you would like to have this service removed from your account, please call 1-877-367-8178.

Please note that your Overdraft Privilege limit may be reflected in your balance provided by a teller or through OnLine Banking, but will not be reflected in your balance provided at the ATM or through Bank By Phone.

LIMITATIONS: Overdraft Privilege is a non-contractual courtesy that is available to individually/jointly owned accounts in good standing for personal or small business use. First Federal Bank reserves the right to limit participation to one account per household or small business and to discontinue this service without prior notice.

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.